Exhibit (a)(1)(D)

Offer to Purchase
Warrants to Acquire Class A Ordinary Shares
of
Marti Technologies, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT,
EASTERN TIME, AT THE END OF THE DAY ON DECEMBER 19, 2023,
UNLESS THE OFFER IS EXTENDED.

November 21, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Marti” or the “Company”) is offering to holders of (a) 7,187,489 outstanding publicly traded warrants to purchase Class A ordinary shares which were publicly issued and sold as part of the units in the initial public offering of the Company on July 13, 2021 (the “IPO”), with each such whole warrant entitling the holder thereof to purchase one of the Company’s Class A ordinary shares at an exercise price of $11.50, subject to adjustments (the “Public Warrants”), and (b) 7,250,000 outstanding warrants to purchase Class A ordinary shares which were privately issued and sold in connection with the IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended, with each such whole warrant entitling the holder thereof to purchase one of the Company’s Class A ordinary shares at an exercise price of $11.50, subject to adjustments (the “Private Warrants” and together with the Public Warrants, the “Warrants”), and offers the opportunity to receive, upon the terms and subject to the conditions of the Offer (as defined below), $0.10 in cash, without interest (the “Offer Purchase Price”), in exchange for each Warrant tendered.

The Offer is upon the terms and subject to certain conditions described in the Offer to Purchase and Consent Solicitation dated November 21, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”).

As part of the Offer, the Company is also soliciting consents (the “Consent Solicitation”) from the holders of the Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.07 in cash, without interest (the “Redemption Price”), which Redemption Price is 30% less than the Offer Purchase Price (the “Warrant Amendment”). Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Public Warrants, as it relates to the Public Warrants, and at least a majority of the outstanding Private Warrants, as it relates to the Private Warrants, is required to approve the Warrant Amendment. Holders of the Warrants who desire to tender their Warrants pursuant to the Offer are required to consent to the Warrant Amendment. The foregoing is only a summary of the Warrant Amendment, and is qualified by reference to the full text of the Warrant Amendment, set forth as Annex A to the Offer to Purchase.

Parties representing approximately 26% of the outstanding Public Warrants and 95% of the outstanding Private Warrants have agreed to tender their Warrants in the Offer and consent to the Warrant Amendment in the Consent Solicitation. Accordingly, if holders of an additional 34% of the outstanding Public Warrants consent to the Warrant Amendment in the Consent Solicitation and the Warrant Amendment is adopted, the Company intends to issue a notice of redemption to redeem the remaining outstanding Warrants as provided in the Warrant Agreement as soon as possible after the consummation of the Offer, which would result in the holders of any remaining outstanding Warrants receiving approximately 30% less cash than if they had tendered their Warrants in the Offer.

Warrants eligible to be tendered pursuant to the Offer include all of the Company’s Public Warrants and all of the Company’s Private Warrants.

Please furnish copies of the enclosed materials to your clients for whom you hold Warrants registered in your name or in the name of your nominee.

Enclosed with this letter are copies of the following documents:

1.	Offer to Purchase and Consent Solicitation dated November 21, 2023;

2.	Letter of Transmittal and Consent (including Form W-9), for your use in accepting the Offer and tendering Warrants of your clients;

3.	Notice of Guaranteed Delivery with respect to Warrants, to be used to accept the Offer in the event (a) such Warrants are not immediately available, (b) the procedure for book-transfer cannot be completed on a timely basis, or (c) time will not permit all required documents to reach the Depositary prior to the Expiration Date (each as defined in the Letter of Transmittal and Consent); and

4.	Letter to Clients, for you to send to your clients for whose account you hold Warrants registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer.

Warrant holders must make their own decision as to whether to tender their Warrants and, if so, how many Warrants to tender. Your clients should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the Letter of Transmittal and Consent, including the Company’s reasons for making the Offer.

It is the Company’s current intent not to conduct another tender offer to purchase the Warrants. However, the Company reserves the right to do so in the future, including by redemption of the Public Warrants if and when the Company is permitted to do so pursuant to the terms of the Public Warrants and by redemption of the Private Warrants if and when the Company is permitted to do so pursuant to the terms of the Private Warrants.

All tenders must be in proper form as described in Section 2 of the Offer to Purchase to be valid.

We urge you to contact your clients promptly. Please note that the Offer period and withdrawal rights will expire at 12:00 Midnight, Eastern Time, at the end of the day on December 19, 2023, unless the Offer period is extended.

Under no circumstances will interest be paid on the Offer Purchase Price regardless of any extension of, or amendment to, the Offer or any delay in paying for such Warrants.

The Company will not pay any fees or commissions to any broker, dealer or other person in connection with the solicitation of tenders of Warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients.

As withholding agent for your clients, you are instructed to backup withhold on the gross proceeds of the Offer to Purchase paid to your clients that do not submit the Form W-9, Form W-8BEN, W-8IMY or Form W-8ECI, as applicable, in accordance with appropriate, accepted procedures. This withholding is disclosed in the Offer to Purchase.

Questions and requests for assistance or for additional copies of the enclosed material may be directed to the Information Agent at the telephone numbers and address listed below.

Very truly yours,

Marti Technologies, Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Information Agent or the Depositary (each as defined in the Offer to Purchase) or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: MRT.info@investor.morrowsodali.com